UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 25, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX COMPLETES A RECORD YEAR OF EARNINGS – STRONG METHANOL PRICE ENVIRONMENT CONTINUES INTO 2007
January 24, 2007
For the year ended December 31, 2006, Methanex reported record financial results. Adjusted EBITDA1 was $800.1 million and net income was $482.9 million ($4.41 per share on a diluted basis) compared with Adjusted EBITDA1 of $451.7 million and net income of $165.8 million ($1.40 per share on a diluted basis) during the same period in 2005.
For the fourth quarter of 2006, we recorded Adjusted EBITDA1 of $279.2 million and net income of $172.4 million ($1.61 per share on a diluted basis). This compares with Adjusted EBITDA1 of $201.3 million and net income of $113.2 million ($1.05 per share on a diluted basis) for the third quarter of 2006.
Bruce Aitken, President and CEO of Methanex commented, “We are very pleased to have produced record earnings and cash flows for our shareholders during the fourth quarter and fiscal 2006. Extremely tight market conditions created primarily by outages at competitor plants led to a very high methanol price environment in the fourth quarter. As a result, we achieved an average realized price of $460 per tonne in Q4 2006, an increase of $155 per tonne over our realization of $305 per tonne in Q3 2006.”
Mr. Aitken added, “The high methanol price environment has continued into the beginning of this year and we believe that an extended period of high operating rates in 2007 is required to balance supply and demand. The Methanex European posted contract price has been set for the first quarter of 2007 at 420 Euros per tonne (US$545 per tonne at date of settlement), an increase of 20 Euros over the fourth quarter price. Our non-discounted posted contract prices for the United States and Asia for February are US$549 per tonne and US$490 per tonne, respectively. Overall, the average posted price across the three regions is $528 per tonne in February, compared to an average posted price of $558 per tonne in Q4 2006.”
“Our global market leadership position proved to be very effective in 2006. In a year where methanol shortages occurred, the strength and flexibility of our global supply chain allowed us to maintain supply commitments to our customers. We operated our flexible Waitara Valley plant in New Zealand which added much needed supply to the market and generated incremental profits for our shareholders. As a result of the continuing tight market conditions, we expect to secure additional gas to allow us to operate this facility at least until the end of 2007”.
Mr. Aitken concluded, “Our excellent cash generation in the fourth quarter leaves us in a strong financial position. With US$355 million cash on hand at the end of the year, a strong balance sheet and a US$250 million undrawn credit facility, we are well positioned to meet our financial requirements related to our potential methanol project in Egypt, pursue new opportunities to enhance our leadership position in the methanol industry, investigate opportunities related to new methanol demand for energy applications and continue to deliver on our commitment to return excess cash to shareholders.”
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A conference call is scheduled for Thursday, January 25, 2007 at 11:00 am EST (8:00 am PST) to review these fourth quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 75577. A playback version of the conference call will be available for fourteen days at (877) 653-0545. The reservation number for the playback version is 377219. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Global Market in the United States under the trading symbol “MEOH.”
FORWARD-LOOKING STATEMENTS
Information contained in this press release and the attached Fourth Quarter 2006 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis and the attached Fourth Quarter 2006 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2005 Management’s Discussion & Analysis and the attached Fourth Quarter 2006 Management’s Discussion and Analysis.

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures in the attached Fourth Quarter 2006 Management’s Discussion and Analysis for a description of each Supplemental Non-GAAP Measure and a reconciliation to the most comparable GAAP measure.

For further information, contact:

Jason Chesko Director, Investor Relations Tel: 604.661.2600
- end -

4
Interim Report
For the
Year Ended
December 31, 2006
At January 24, 2007 the Company had 105,347,617 common shares issued and outstanding and stock options exercisable for 599,550 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This fourth quarter 2006 Management’s Discussion and Analysis should be read in conjunction with the 2005 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2005 Annual Report. The Methanex 2005 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions, except where noted)	2006	2006	2005	2006	2005

Sales volumes (thousands of tonnes)
Company produced
Chile and Trinidad	1,077	1,419	1,350	4,990	4,553
New Zealand and Kitimat	83	59	154	320	788

	1,160	1,478	1,504	5,310	5,341
Purchased methanol	288	222	285	1,101	1,174
Commission sales [1]	134	176	158	584	537

Total sales volumes	1,582	1,876	1,947	6,995	7,052
Average realized price ($ per tonne) [2]	460	305	256	328	254
Methanex average non-discounted posted price ($ per tonne) [3]	558	350	301	396	301
Operating income [4]	251.5	170.1	89.7	693.2	319.3
Net income	172.4	113.2	48.6	482.9	165.8
Income before unusual items (after-tax) [4]	172.4	113.2	60.6	457.2	223.8
Cash flows from operating activities 4 5	218.5	161.8	89.1	622.9	329.7
Adjusted EBITDA [4]	279.2	201.3	128.1	800.1	451.7
Basic net income per common share	1.62	1.05	0.42	4.43	1.41
Diluted net income per common share	1.61	1.05	0.42	4.41	1.40
Diluted income before unusual items (after-tax) per share [4]	1.61	1.05	0.52	4.18	1.89
Common share information (millions of shares):
Weighted average number of common shares	106.5	108.0	115.3	109.1	117.8
Diluted weighted average number of common shares	106.9	108.0	115.7	109.4	118.4
Number of common shares outstanding, end of period	105.8	107.2	113.6	105.8	113.6

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[3]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

[5]	Cash flows from operating activities in the above table represents cash flows from operating activities before changes in non-cash working capital.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

For the fourth quarter of 2006 we recorded Adjusted EBITDA of $279.2 million and net income and income before unusual items (after-tax) of $172.4 million ($1.61 per share on a diluted basis). This compares with Adjusted EBITDA of $201.3 million and net income and income before unusual items (after-tax) of $113.2 million ($1.05 per share on a diluted basis) for the third quarter of 2006 and Adjusted EBITDA of $128.1 million, net income of $48.6 million ($0.42 per share on a diluted basis) and income before unusual items (after-tax) of $60.6 million ($0.52 per share on a diluted basis) for the fourth quarter of 2005.
For the year ended December 31, 2006, we recorded Adjusted EBITDA of $800.1 million, net income of $482.9 million ($4.41 per share on a diluted basis) and income before unusual items (after-tax) of $457.2 million ($4.18 per share on a diluted basis) compared with Adjusted EBITDA of $451.7 million, net income of $165.8 million ($1.40 per share on a diluted basis) and income before unusual items (after-tax) of $223.8 million ($1.89 per share on a diluted basis) during the same period in 2005.
The following is a reconciliation of income before unusual items (after-tax) to net income:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2006	2006	2005	2006	2005

Income before unusual items (after-tax)	$172.4	$113.2	$60.6	$457.2	$223.8
Add (deduct) unusual items:
Kitimat closure costs (before and after-tax)	—	—	(12.0)	—	(41.1)
Future income taxes related to a change in tax legislation	—	—	—	25.7	(16.9)

Net income	$172.4	$113.2	$48.6	$482.9	$165.8

Refer to note 5 to our fourth quarter of 2006 interim consolidated financial statements for further information regarding the Kitimat closure costs. Refer to page 5 of this Management’s Discussion and Analysis and note 7 to our fourth quarter of 2006 interim consolidated financial statements for further information regarding future income taxes related to a change in tax legislation.
EARNINGS ANALYSIS
A core element of our strategy is to strengthen our position as a low cost producer. Our core production facilities in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements with pricing terms that vary with methanol prices. These production hubs have an annual production capacity of 5.8 million tonnes and represent over 90% of our current annual production capacity. The operating results for these facilities represent a substantial proportion of our Adjusted EBITDA and, accordingly, we separately discuss the impact of the changes in average realized price, sales volumes and total cash costs related to these facilities.
Over the last few years we have been shutting down our high cost production which was exposed to volatile prices for natural gas. We permanently closed our Kitimat facility on November 1, 2005. Our facilities in New Zealand have been positioned as flexible production assets with future operations dependent on securing natural gas on commercially acceptable terms. As the operating results for these facilities represent a smaller proportion of our Adjusted EBITDA, the impact of changes in average realized price, sales volumes and total cash costs have been combined and presented as the change in cash margin related to these facilities in our analysis of Adjusted EBITDA.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q4 2006	Q4 2006	2006
	compared with	compared with	compared with
($ millions)	Q3 2006	Q4 2005	2005

Chile and Trinidad facilities:
Average realized price	$158	$213	$357
Sales volumes	(60)	(37)	60
Total cash costs[1]	(44)	(65)	(141)

	54	111	276
Changes in cash margin related to sales of:
New Zealand and Kitimat production	15	32	53
Purchased methanol	9	8	19

	$78	$151	$348

[1]	Includes cash costs related to methanol produced at our Chile and Trinidad facilities as well as consolidated selling, general and administrative expenses and fixed storage and handling costs.
Average realized price

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ per tonne, except where noted)	2006	2006	2005	2006	2005

Methanex average non-discounted posted price [1]	558	350	301	396	301
Methanex average realized price [2]	460	305	256	328	254
Average discount	18%	13%	15%	17%	16%

[1]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.
Inventory levels in the industry were low as we entered the fourth quarter of 2006 as a result of planned and unplanned supplier outages during the third quarter of 2006. As a result, methanol prices increased dramatically in September and again in October and these high prices continued throughout the fourth quarter of 2006.
Our average realized price for the fourth quarter of 2006 was $460 per tonne compared with $305 per tonne for the third quarter of 2006 and $256 per tonne for the fourth quarter of 2005. Higher average realized prices for the fourth quarter of 2006 increased our Adjusted EBITDA by $158 million compared with the third quarter of 2006 and by $213 million compared with the fourth quarter of 2005. Our average realized price for the year ended December 31, 2006 was $328 per tonne compared with $254 per tonne during 2005 and this increased our Adjusted EBITDA by $357 million.
The methanol industry is highly competitive and prices are affected by supply/demand fundamentals. We publish non-discounted prices for each major methanol market and offer discounts to customers based on various factors. For the fourth quarter of 2006 our average realized price was approximately 18% lower than our average non-discounted posted price. This compares with approximately 13% lower for the third quarter of 2006 and 15% lower for the fourth quarter of 2005. To reduce the impact of cyclical pricing on our earnings, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. The discount from our average non-discounted posted pricing widened during the fourth quarter of 2006 compared with the third quarter of 2006 due to the significant increase in methanol prices and because during the third quarter we sold additional volumes at high spot prices which reduced the discount in the third quarter. The discount is expected to narrow during periods of lower pricing. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a part of our balanced approach to managing cash flow and liquidity.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Chile and Trinidad sales volumes
Sales volumes of methanol produced at our production hubs in Chile and Trinidad for the fourth quarter of 2006 were lower by 342,000 tonnes compared with the third quarter of 2006 and lower by 273,000 tonnes compared with the fourth quarter of 2005 and this decreased Adjusted EBITDA by $60 million and $37 million, respectively. We entered the fourth quarter with very low inventory levels primarily as a result of very high sales volumes and planned and unplanned outages at our Chile facilities during the third quarter of 2006. Sales volumes were lower during the fourth quarter of 2006 due to a planned inventory rebuild, some unplanned customer outages and the timing of customer deliveries. Our inventories increased by just over 200,000 tonnes during the fourth quarter and are now in a range that allows us to more efficiently manage our supply chain.
The commencement of operations of Chile IV in June 2005 increased our total annual Chile and Trinidad production capacity to 5.8 million tonnes from 5.0 million tonnes. Sales volumes of methanol produced at our production hubs in Chile and Trinidad for the year ended December 31, 2006 were higher by 437,000 tonnes compared with 2005 and this increased Adjusted EBITDA by $60 million.
Total cash costs
Our production facilities in Chile and Trinidad are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to increases in methanol prices above pre-determined prices. We believe this enables these facilities to be competitive throughout the methanol price cycle.
Total cash costs for the fourth quarter of 2006 were higher than in the third quarter of 2006 by $44 million. Natural gas costs increased as a result of higher methanol pricing during the fourth quarter of 2006 and this decreased our Adjusted EBITDA by $34 million compared with the third quarter of 2006. The remaining increase in cash costs primarily relates to the impact of sharing export duty costs with our gas suppliers from Argentina — for more detail refer to Production Summary on page 6 of this Management’s Discussion and Analysis.
Total cash costs for the fourth quarter of 2006 and the year ended December 31, 2006 were higher than in the comparable periods in 2005 and this decreased Adjusted EBITDA by $65 million and $141 million, respectively. Natural gas costs and certain other costs that increase with higher methanol pricing resulted in higher cash costs of $48 million for the fourth quarter of 2006 and $81 million the year ended December 31, 2006 compared with the same periods in 2005. Natural gas costs were also higher in 2006 due to the impact of sharing of export duties with our gas suppliers from Argentina. Selling, general and administrative expenses were higher by $4 million for the fourth quarter of 2006 and by $20 million for the year ended December 31, 2006 compared with the same periods in 2005. These increased costs were primarily as a result of the impact of increases in our share price on our stock-based compensation expense during 2006. The remaining increase in our cash costs for the fourth quarter of 2006 and the year ended December 31, 2006 compared with the same periods in 2005 relates primarily to higher in-market distribution costs and higher ocean shipping fuel costs in 2006. These higher in-market distribution costs have been substantially recovered from customers and this recovery has been included in revenue.
Margin earned from New Zealand and Kitimat facilities
For the fourth quarter of 2006, our cash margin on the sale of New Zealand production was $15 million higher than the third quarter of 2006 primarily as a result of higher methanol prices. For the fourth quarter of 2006 and the year ended December 31, 2006, our cash margin on the sale of New Zealand and Kitimat inventory was higher by $32 million and $53 million, respectively, than the comparable periods in 2005. The increase in cash margin primarily relates to lower sales volumes of high cost Kitimat inventory and higher methanol prices during 2006.
Margin on sale of purchased methanol
We purchase additional methanol produced by others through long-term offtake contracts or on the spot market to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. During the fourth quarter of 2006, our cash margin was $13

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

million on the resale of 0.3 million tonnes of purchased methanol compared with a cash margin of $4 million on the resale of 0.2 million tonnes for the third quarter of 2006 and a cash margin of $5 million on the resale of 0.3 million tonnes for the fourth quarter of 2005. For the year ended December 31, 2006, our cash margin was $20 million on resale of 1.1 million tonnes of purchased methanol compared with a cash margin of $1 million on resale of 1.2 million tonnes during 2005. The increase in cash margin for all periods is primarily due to the impact of increased methanol pricing during 2006.
Depreciation and Amortization
Depreciation and amortization was $28 million for the fourth quarter of 2006 compared with $31 million for the third quarter of 2006 and $26 million for the fourth quarter of 2005. The decrease in depreciation and amortization during the fourth quarter of 2006 compared with the third quarter of 2006 is primarily as a result of lower sales volumes of Chile and Trinidad production.
For the year ended December 31, 2006, depreciation and amortization was $107 million compared with $91 million in 2005. This increase is primarily due to the depreciation of Chile IV, which commenced operations in June 2005, and depreciation related to a capital lease for an oceangoing vessel which commenced during the fourth quarter of 2005.
Interest Expense

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2006	2006	2005	2006	2005

Interest expense before capitalized interest	$11	$12	$10	$45	$49
Less capitalized interest related to Chile IV	—	—	—	—	(8)

Interest expense	$11	$12	$10	$45	$41

Interest incurred during construction is capitalized to the cost of the asset until the asset is substantively complete and ready for productive use. The Chile IV methanol facility commenced operations in June 2005.
Interest and Other Income

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2006	2006	2005	2006	2005

Interest and other income (expense)	$—	$4	$2	$10	$10

During the fourth quarter of 2006, we entered into a methanol offtake agreement with Celanese Ltd., a producer in Canada, for a three month period commencing January 1, 2007. The contract price includes a fixed facility fee and a variable fee indexed to natural gas prices. We entered into natural gas purchase option contracts during the fourth quarter of 2006 to mitigate our exposure to increases in natural gas costs under the methanol offtake agreement. The natural gas purchase option contracts expire over the period to the end of March 2007. We believe these option contracts provide an economic hedge of our exposure to increases in natural gas costs, however, these arrangements do not meet the requirements for hedge accounting treatment under Canadian GAAP. Natural gas prices declined late in the fourth quarter of 2006 and the fair value of the natural gas purchase options decreased by $4 million. The change in fair value was charged to earnings resulting in a decrease to interest and other income.
Income Taxes
During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $17 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive effective date to January 1, 2005. As a result of this amendment we recorded an adjustment to decrease future income tax expense by a total of $26 million during the first quarter of 2006. The adjustment includes a reversal of the previous charge to 2005 earnings and an additional adjustment to recognize the benefit of tax deductions that were reinstated as a result of the change in the retroactive effective date.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Excluding the unusual items relating to the 2005 Kitimat closure costs and the Trinidad tax adjustments, the effective tax rate for 2006 was 31% compared with 32% for 2005. Also excluding unusual items, the tax rate for the fourth quarter of 2006 was 28% compared with 30% for the third quarter of 2006 and 35% for the fourth quarter of 2005. The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. The lower effective tax rate for the fourth quarter of 2006 compared with the third quarter of 2006 and the fourth quarter of 2005 is primarily related to the impact of earnings from Chile representing a lower proportion of our income before taxes.
In Chile the tax rate consists of a first category tax that is payable when income is earned and a second category tax that is due when earnings are distributed from Chile. The second category tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
PRODUCTION SUMMARY

	Annual	2006	2005	Q4 2006	Q3 2006	Q4 2005
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production

Chile and Trinidad:
Chile I, II, III and IV	3,840	3,186	3,029	766	666	916
Titan	850	864	715	229	206	195
Atlas (63.1% interest)	1,073	1,057	895	268	264	251

	5,763	5,107	4,639	1,263	1,136	1,362
Other:
New Zealand	530	404	343	111	71	—
Kitimat[1]	400	—	376	—	—	34

	930	404	719	111	71	34

	6,693	5,511	5,358	1,374	1,207	1,396

[1]	We permanently closed the Kitimat methanol facility on November 1, 2005.
Our methanol facilities in Trinidad are capable of operating above design capacity and operated at 103% of design capacity during the fourth quarter of 2006.
Our methanol production facilities in Chile produced 766,000 tonnes during the fourth quarter of 2006 compared with an operating capacity of 960,000 tonnes. We lost approximately 79,000 tonnes of methanol production during the fourth quarter of 2006 as a result of repair and maintenance of delivery infrastructure by our natural gas suppliers. We experienced a reduction in natural gas supply from Argentina due to a temporary labour dispute in Argentina in November resulting in lost production of approximately 21,000 tonnes and curtailments of natural gas as a result of redirection orders from the Argentinean government resulting in lost production of 17,000 tonnes. We also lost approximately 33,000 tonnes of production due to plant technical issues. The remaining lost production of 44,000 tonnes is primarily a result of disruptions in natural gas supply from Argentina as a result of curtailments by certain suppliers during negotiations related to export duties. All of our gas suppliers from Argentina, with the exception of one supplier who is in a position of force majeure, are currently supplying their full contract obligations. We expect that we will continue to lose some amounts of natural gas as a result of delivery infrastructure repair and maintenance in the first half of 2007.
Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to $2.25 per mmbtu. Exports of natural gas from the province of Tierra del Fuego were exempt from this duty until late October 2006 when the government of Argentina extended this duty to include this province at the same rates applicable to the other provinces. As a result, the increased duty on exports of natural gas applied to all of the natural gas feedstock that we source from Argentina, or approximately 60% of the total current gas supply to our plants in Chile. The total cost of the export duty to our natural gas suppliers on an annual basis has increased to approximately $200 million. While we have contractual protection against these export duties, we are in continuing discussions with our Argentinean natural gas suppliers regarding the impact of the increased export duty.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

During the fourth quarter of 2006, we reached interim agreements with all of our natural gas suppliers from Argentina and subject to any force majeure situations, all of these natural gas suppliers are currently delivering full contract volumes. In principle, we have agreed to share the cost of duties based in part on prevailing methanol prices and we have gained some flexibility to take the natural gas depending on prevailing methanol market conditions and to the extent that these arrangements are not economic then we will not purchase the natural gas. Some of these arrangements will need to be renewed in the first quarter of 2007 and we are in discussions with our natural gas suppliers to reach longer term arrangements. During the fourth quarter, we accrued an additional $26 million to record the estimated cost of sharing of export duties for natural gas consumed in 2006. Approximately $8 million was charged to earnings during the fourth quarter of 2006 and the remaining amount is included in the cost of our inventory and will be charged to earnings when the inventory is sold.
We continue to work on sourcing additional natural gas supply for our Chile facilities from alternative sources. There is renewed interest in natural gas exploration in Southern Chile and our Chilean natural gas supplier, ENAP, and others are undertaking gas exploration and development programs in areas of Southern Chile that are relatively close to our production facilities. There can be no assurances, however, that ENAP or others will be successful or that we would obtain any additional natural gas.
Our Waitara Valley facility in New Zealand produced 111,000 tonnes during the fourth quarter of 2006. On November 1, 2006, we secured additional natural gas supply that will allow us to produce at this facility until the end of March 2007. In addition, we expect to secure additional natural gas supply that will allow us to produce at this facility at least until the end of 2007. This facility is positioned as a flexible production asset with operations dependant upon methanol industry supply and demand and the availability of natural gas on commercially acceptable terms.
During the fourth quarter of 2006 we entered into a methanol offtake agreement with Celanese Ltd., a subsidiary of Celanese Corporation, for the purchase of up to 2,350 tonnes per day of methanol from their production facility located near Edmonton, Alberta. The term of this agreement, which commenced January 1, 2007, is three months and may be extended for an additional three month period at our option.
SUPPLY/DEMAND FUNDAMENTALS
As we entered the fourth quarter of 2006 global inventory levels were very low as a result of planned and unplanned supplier outages during the third quarter of 2006. As a result, methanol prices increased substantially in September and again in October. During the fourth quarter of 2006, there were further unplanned supplier outages mainly in Asia, the Middle East and Europe and this resulted in methanol pricing remaining at high levels throughout the fourth quarter of 2006 and into 2007. We believe that an extended period of high industry operating rates in 2007 is required to balance supply and demand.
Over the next twelve months, excluding the recently started up 0.6 million tonne per year plant in Russia, we expect new capacity and expansions to add approximately 2 to 3 million tonnes of capacity to the global industry, outside of China. The next increment of world-scale capacity is the 1.7 million tonne per year NPC facility in Iran and we expect product from this facility will be available to the market during the first half of 2007. In addition, there is a 1.0 million tonne per year plant in Oman under construction and we expect product from this plant to be available to the market in late 2007 or early in 2008.

Methanex Non-Discounted Regional Posted Prices [1]
	Feb	Jan	Dec	Nov	Oct
(US$ per tonne)	2007	2007	2006	2006	2006

United States	549	599	599	599	599
Europe [2]	545	545	511	511	511
Asia	490	520	520	550	550

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€420 at February 2007 (October 2006 — €400) converted to United States dollars at the date of settlement.
Over the same period, we believe a similar volume of capacity could shut down as a result of high feedstock prices. Methanex itself is supplying methanol from two plants with a combined annual capacity of approximately 1.3 million tonnes that may shut down over the next 12 months. We are operating our 530,000 tonne Waitara Valley facility located in New Zealand as a flexible asset and we believe that the 800,000 tonne Celanese facility will shut down when our offtake agreement with them ceases.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

In China, a 0.6 million tonne per year natural gas-based methanol plant on Hainan Island began production during the fourth quarter of 2006. Due to its location on the coast, this plant can export methanol and it is our understanding that some of the production from the plant was exported to other regions in Asia in the fourth quarter. Production from this facility will also supply traditional methanol markets in the coastal provinces of East and South China. There is also additional smaller-scale capacity being added in China over the next year which is expected to be absorbed in the domestic market in China.
Demand for methanol in China has grown at higher rates than we expected in 2006. We believe that a large proportion of this additional demand is related to non-traditional uses for methanol such as gasoline blending as well as higher than expected traditional demand. In the current high price environment there is an incentive for some Chinese producers to export methanol, however, we believe in a lower price environment substantially all domestic methanol production will be consumed within the local market. We also expect that imports of methanol into China will grow over time.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in non-cash working capital in the fourth quarter of 2006 were $218 million compared with $89 million for the same period in 2005. For the year ended December 31, 2006, our cash flows from operating activities before changes in non-cash working capital were $623 million compared with $330 million for the same period in 2005. The changes in cash flows from operating activities before changes in non-cash working capital are primarily a result of the increased level of earnings. During the fourth quarter of 2006 and year ended December 31, 2006, our non-cash working capital increased by $69 million and $154 million, respectively. The increase in non-cash working capital during these periods is primarily a result of the impact of higher methanol pricing on our working capital balances as well as the impact of higher ending inventory volumes.
During the fourth quarter of 2006, we repurchased 1.5 million common shares at an average price of US$24.18 per share, totaling $36 million, under a normal course issuer bid that expires May 16, 2007. At December 31, 2006, we have repurchased a total of 3.8 million common shares compared with a maximum allowable repurchase under this bid of 5.5 million common shares. For the year ended December 31, 2006, we repurchased a total of 8.5 million common shares at an average price of US$21.91 per share, totaling $187 million, inclusive of 4.7 million common shares repurchased in 2006 under a normal course issuer bid that expired May 16, 2006.
During the fourth quarter of 2006, we paid a quarterly dividend of US$0.125 per share, or $13 million. For the year ended December 31, 2006 we paid total dividends of US$0.485 per share, or $53 million.
We are developing a methanol project in Egypt with joint venture partners. We have a 60 percent interest in the proposed project to build a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea. We continue to make progress in meeting project milestones and we expect to make a final investment decision by the middle of 2007.
We have excellent financial capacity and flexibility. Our cash balance at December 31, 2006 was $355 million and we have a strong balance sheet with an undrawn $250 million credit facility. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is currently estimated to total approximately $100 million for the period to the end of 2009.
We are well positioned to meet our financial requirements related to the potential methanol project in Egypt, complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry, investigate opportunities related to new methanol demand for energy applications and continue to deliver on our commitment to return excess cash to shareholders.
The credit ratings for our unsecured notes at December 31, 2006 were as follows:

Standard & Poor’s Rating Services	BBB-	(negative)
Moody’s Investor Services	Ba1	(stable)
Fitch Ratings	BBB	(stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

SHORT-TERM OUTLOOK
We believe the strong pricing environment and tight global inventory dynamics will continue into the first quarter of 2007. During 2007, we expect to see new non-traditional demand growth for methanol for energy related uses such as di-methyl ether (DME) and fuel blending. It is our view that traditional and non-traditional growth, along with closures of high cost capacity, will offset the new supply that is scheduled to start up over the coming year. We believe that supply/demand fundamentals will be balanced to tight during 2007 and that methanol prices will be underpinned by global energy prices.
The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex continuing to be the leader in the methanol industry.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, income before unusual items (after-tax), diluted income before unusual items (after-tax) per share, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, Kitimat closure costs, interest expense, interest and other income (expense), and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ thousands)	2006	2006	2005	2006	2005

Cash flows from operating activities	$149,731	$152,648	$106,121	$468,837	$359,103
Add (deduct):
Changes in non-cash working capital	68,761	9,153	(16,993)	154,083	(29,398)
Other cash payments	15,612	3,809	13,799	27,322	17,700
Stock-based compensation expense	(8,702)	(9,015)	(6,749)	(31,199)	(15,793)
Other non-cash items	(2,854)	(3,491)	(4,267)	(8,422)	(9,099)
Kitimat closure costs	—	—	12,001	—	41,126
Interest expense	11,096	11,586	10,490	44,586	41,489
Interest and other income (expense)	316	(3,607)	(1,973)	(9,598)	(10,344)
Current income taxes	45,252	40,221	15,704	154,466	56,911

Adjusted EBITDA	$279,212	$201,304	$128,133	$800,075	$451,695

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

Income before Unusual Items (after-tax) and Diluted Income before Unusual Items (after-tax) Per Share
These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that management considers to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding.
The following table shows a reconciliation of net income to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ thousands, except number of shares and per share amounts)	2006	2006	2005	2006	2005

Net income	$172,445	$113,230	$48,574	$482,949	$165,752
Add (deduct) unusual items:
Kitimat closure costs	—	—	12,001	—	41,126
Future income taxes related to a change in tax legislation	—	—	—	(25,753)	16,879

Income before unusual items (after-tax)	$172,445	$113,230	$60,575	$457,196	$223,757

Diluted weighted average number of common shares	106,890,909	108,036,188	115,691,879	109,441,404	118,362,665
Diluted income before unusual items (after-tax) per share	$1.61	$1.05	$0.52	$4.18	$1.89

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2006	2006	2006	2006

Revenue	$668,159	$519,586	$460,915	$459,590
Net income	172,445	113,230	82,097	115,177
Basic net income per common share	1.62	1.05	0.75	1.02
Diluted net income per common share	1.61	1.05	0.75	1.02

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2005	2005	2005	2005

Revenue	$459,615	$349,291	$410,914	$438,300
Net income (loss)	48,574	(21,789)	62,935	76,032
Basic net income (loss) per common share	0.42	(0.19)	0.53	0.63
Diluted net income (loss) per common share	0.42	(0.19)	0.53	0.63

Our quarterly revenues are not materially impacted by seasonality. However, during the period May to August (the winter season in the southern hemisphere) in each of 2004, 2005 and 2006, our Chilean production facilities experienced production losses of approximately 50,000 tonnes, 100,000 tonnes and 30,000 tonnes, respectively, as a result of curtailments of natural gas resulting from redirection orders from the Argentinean government. There can be no assurance that natural gas supply to our facilities will not be impacted in the future. See our 2005 Annual Report for further details.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Produced Methanol
The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. We provide separate discussion of the changes in Adjusted EBITDA related to our core Chile and Trinidad production hubs and the changes in Adjusted EBITDA related to our Kitimat and New Zealand facilities.
Our production hubs in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements and the operating results for these facilities represent a substantial portion of our Adjusted EBITDA. Accordingly, in our analysis of Adjusted EBITDA for our facilities in Chile and Trinidad we separately discuss the impact of changes in average realized price, sales volume and cash costs.
Over the last few years we have been shutting down our high cost production which was exposed to volatile prices for natural gas. We permanently closed our Kitimat facility on November 1, 2005. Our facilities in New Zealand have been positioned as flexible production assets with future operations dependent on securing natural gas on commercially acceptable terms. As the operating results for these facilities represent a smaller proportion of our Adjusted EBITDA, the impact of changes in average realized price, sales volumes and total cash costs have been combined and presented as the change in cash margin related to these facilities in our analysis of Adjusted EBITDA.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in our Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of methanol produced at our Chile and Trinidad facilities.

VOLUME	The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne.
Purchased Methanol
The cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

FORWARD-LOOKING STATEMENTS
Information contained in this press release and the attached Fourth Quarter 2006 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis and the attached Fourth Quarter 2006 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2006	2005	2006	2005

Revenue	$668,159	$459,615	$2,108,250	$1,658,120

Cost of sales and operating expenses	388,947	331,482	1,308,175	1,206,425
Depreciation and amortization	27,677	26,426	106,828	91,225
Kitimat closure costs (note 5)	—	12,001	—	41,126

Operating income before undernoted items	251,535	89,706	693,247	319,344
Interest expense (note 6)	(11,096)	(10,490)	(44,586)	(41,489)
Interest and other income (expense) (note 12)	(316)	1,973	9,598	10,344

Income before income taxes	240,123	81,189	658,259	288,199
Income taxes:
Current	(45,252)	(15,704)	(154,466)	(56,911)
Future	(22,426)	(16,911)	(46,597)	(48,657)
Future income taxes related to change in tax legislation (note 7)	—	—	25,753	(16,879)

	(67,678)	(32,615)	(175,310)	(122,447)

Net income	$172,445	$48,574	$482,949	$165,752

Net income per common share:
Basic	$1.62	$0.42	$4.43	$1.41
Diluted	$1.61	$0.42	$4.41	$1.40

Weighted average number of common shares outstanding:
Basic	106,486,900	115,279,042	109,110,689	117,766,436
Diluted	106,890,909	115,691,879	109,441,404	118,362,665

Number of common shares outstanding at period end	105,800,942	113,645,292	105,800,942	113,645,292
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Dec 31	Dec 31
	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$355,054	$158,755
Receivables	366,387	296,522
Inventories	244,766	140,104
Prepaid expenses	24,047	13,555

	990,254	608,936
Property, plant and equipment (note 2)	1,352,719	1,396,126
Other assets	100,518	101,045

	$2,443,491	$2,106,107

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$309,566	$235,487
Current maturities on long-term debt (note 4)	14,032	14,032
Current maturities on other long-term liabilities	17,022	9,663

	340,620	259,182
Long-term debt (note 4)	472,885	486,916
Other long-term liabilities	68,817	79,421
Future income tax liabilities (note 7)	351,918	331,074
Shareholders’ equity:
Capital stock	474,739	502,879
Contributed surplus	10,346	4,143
Retained earnings	724,166	442,492

	1,209,251	949,514

	$2,443,491	$2,106,107

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 15
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Number of				Total
	Common	Capital	Contributed	Retained	Shareholders’
	Shares	Stock	Surplus	Earnings	Equity

Balance, December 31, 2004	120,022,417	$523,255	$3,454	$422,535	$949,244
Net income	—	—	—	165,752	165,752
Compensation cost recorded for stock options	—	—	2,849	—	2,849
Proceeds on issue of shares on exercise of stock options	1,338,475	10,621	—	—	10,621
Reclassification of grant date fair value on exercise of stock options	—	2,160	(2,160)	—	—
Payments for shares repurchased	(7,715,600)	(33,157)	—	(97,806)	(130,963)
Dividend payments	—	—	—	(47,989)	(47,989)

Balance, December 31, 2005	113,645,292	502,879	4,143	442,492	949,514
Net income	—	—	—	310,504	310,504
Compensation cost recorded for stock options	—	—	5,854	—	5,854
Proceeds on issue of shares on exercise of stock options	563,825	5,662	—	—	5,662
Reclassification of grant date fair value on exercise of stock options	—	1,386	(1,386)	—	—
Payments for shares repurchased	(7,050,300)	(31,465)	—	(119,643)	(151,108)
Dividend payments	—	—	—	(39,281)	(39,281)

Balance, September 30, 2006	107,158,817	478,462	8,611	594,072	1,081,145
Net income	—	—	—	172,445	172,445
Compensation cost recorded for stock options	—	—	2,714	—	2,714
Proceeds on issue of shares on exercise of stock options	117,125	1,857	—	—	1,857
Reclassification of grant date fair value on exercise of stock options	—	979	(979)	—	—
Payments for shares repurchased	(1,475,000)	(6,559)	—	(29,112)	(35,671)
Dividend payments	—	—	—	(13,239)	(13,239)

Balance, December 31, 2006	105,800,942	$474,739	$10,346	$724,166	$1,209,251

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 16
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2006	2005	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$172,445	$48,574	$482,949	$165,752
Add (deduct) non-cash items:
Depreciation and amortization	27,677	26,426	106,828	91,225
Future income taxes	22,426	16,911	20,844	65,536
Stock-based compensation expense	8,702	6,749	31,199	15,793
Other	2,854	4,267	8,422	9,099
Other cash payments (note 11)	(15,612)	(13,799)	(27,322)	(17,700)

Cash flows from operating activities before undernoted	218,492	89,128	622,920	329,705
Changes in non-cash working capital (note 11)	(68,761)	16,993	(154,083)	29,398

	149,731	106,121	468,837	359,103

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(35,671)	(48,826)	(186,779)	(130,963)
Dividend payments	(13,239)	(12,548)	(52,520)	(47,989)
Proceeds on issue of shares on exercise of stock options	1,857	447	7,519	10,621
Funding of debt service reserve account	—	(6,001)	(2,301)	(6,001)
Repayment of limited recourse long-term debt	(7,016)	(4,032)	(14,032)	(8,064)
Repayment of long-term debt	—	—	—	(250,000)
Proceeds on issue of long-term debt	—	—	—	148,090
Repayment of other long-term liabilities	(1,063)	(5,826)	(5,897)	(11,643)

	(55,132)	(76,786)	(254,010)	(295,949)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment and other assets	(9,714)	(13,316)	(53,074)	(59,832)
Plant and equipment construction costs	—	(15,010)	—	(54,387)
Chile IV incentive tax credits	—	30,100	—	30,100
Changes in non-cash working capital (note 11)	5,627	(24,600)	34,546	(30,329)

	(4,087)	(22,826)	(18,528)	(114,448)

Increase (decrease) in cash and cash equivalents	90,512	6,509	196,299	(51,294)
Cash and cash equivalents, beginning of period	264,542	152,246	158,755	210,049

Cash and cash equivalents, end of period	$355,054	$158,755	$355,054	$158,755

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid, net of capitalized interest	$5,938	$5,013	$38,577	$40,031
Income taxes paid, net of amounts refunded	$12,246	$25,539	$110,275	$66,295

NON-CASH FINANCING AND INVESTING ACTIVITIES
Capital lease obligation incurred related to the acquisition of a shipping vessel	$—	$32,990	$—	$32,990
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 17
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of US dollars.
1.	Basis of presentation

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2005 Annual Report.

2.	Property, plant and equipment

		Accumulated	Net Book
	Cost	Depreciation	Value

December 31, 2006
Plant and equipment	$2,728,837	$1,451,162	$1,277,675
Other	118,896	43,852	75,044

	$2,847,733	$1,495,014	$1,352,719

December 31, 2005
Plant and equipment	$2,711,775	$1,383,105	$1,328,670
Other	101,718	34,262	67,456

	$2,813,493	$1,417,367	$1,396,126

3.	Interest in Atlas joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Dec 31	Dec 31
Consolidated Balance Sheets	2006	2005

Cash and cash equivalents	$19,268	$24,032
Other current assets	62,420	32,937
Property, plant and equipment	264,292	281,765
Other assets	22,471	20,409
Accounts payable and accrued liabilities	28,644	30,340
Long-term debt, including current maturities (note 4)	136,917	150,948
Future income tax liabilities (note 7)	10,866	21,988

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
Consolidated Statements of Income	2006	2005	2006	2005

Revenue	$60,307	$48,999	$219,879	$177,760
Expenses	57,068	41,594	182,656	145,478

Income before income taxes	3,239	7,405	37,223	32,282
Income taxes (note 7)	(687)	(2,205)	9,997	(21,988)

Net income	$2,552	$5,200	$47,220	$10,294

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 18
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Interest in Atlas joint venture (continued):

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
Consolidated Statements of Cash Flows	2006	2005	2006	2005

Cash inflows (outflows) from operating activities	$(15,782)	$(5,863)	$(23,465)	$33,672
Cash outflows from financing activities	(7,016)	(4,032)	(14,032)	(8,064)
Cash outflows from investing activities	(353)	(6,143)	(3,137)	(15,557)

4.	Long-term debt:

	Dec 31	Dec 31
	2006	2005

Unsecured notes
8.75% due August 15, 2012	$200,000	$200,000
6.00% due August 15, 2015	150,000	150,000

	350,000	350,000
Atlas limited recourse debt facilities	136,917	150,948

	486,917	500,948
Less current maturities	(14,032)	(14,032)

	$472,885	$486,916

The limited recourse debt facilities of Atlas are described as limited recourse as they are secured only by the assets of the joint venture.

5.	Kitimat closure costs:

On September 29th, 2005, we announced the planned November 1, 2005 closure of the Kitimat methanol and ammonia facilities. The total closure costs of $41 million included employee severance costs of approximately $13 million and contract termination costs of approximately $28 million. Contract termination costs included costs to terminate a take-or-pay natural gas transportation agreement and an ammonia supply agreement. We recorded Kitimat closure costs of $29 million during the third quarter of 2005 and we recorded the remaining $12 million during the fourth quarter of 2005.

6.	Interest expense:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2006	2005	2006	2005

Interest expense before capitalized interest	$11,096	$10,490	$44,586	$49,253
Less: capitalized interest related to Chile IV	—	—	—	(7,764)

	$11,096	$10,490	$44,586	$41,489

7.	Future income taxes related to change in tax legislation:

During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive date to January 1, 2005. As a result of the amendment we recorded an adjustment to decrease future income taxes by a total of $25.8 million. The adjustment is made up of the reversal of the previous charge to 2005 earnings of $16.9 million and an additional adjustment of $8.9 million to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT	PAGE 19
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Net income per common share:
     A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2006	2005	2006	2005

Denominator for basic net income per common share	106,486,900	115,279,042	109,110,689	117,766,436
Effect of dilutive stock options	404,009	412,837	330,715	596,229

Denominator for diluted net income per common share	106,890,909	115,691,879	109,441,404	118,362,665

9.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at December 31, 2006:

	Options Denominated in CAD $		Options Denominated in US $
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2005	316,650	$9.67	1,328,450	$13.29
Granted	—	—	1,649,600	20.78
Exercised	(136,000)	10.95	(427,825)	10.41
Cancelled	(8,000)	11.00	(24,000)	18.38

Outstanding at September 30, 2006	172,650	8.60	2,526,225	18.62
Granted	—	—	—	-
Exercised	(10,400)	11.72	(106,725)	15.45
Cancelled	—	—	(14,575)	19.46

Outstanding at December 31, 2006	162,250	$8.40	2,404,925	$18.76

Information regarding the incentive stock options outstanding at December 31, 2006 is as follows:

	Options Outstanding at			Options Exercisable at
	December 31, 2006			December 31, 2006
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of	Weighted
	Contractual Life	Options	Average Exercise	Stock Options	Average
Range of Exercise Prices	(Years)	Outstanding	Price	Exercisable	Exercise Price

Options denominated in CAD
$3.29 to 13.65	2.9	162,250	$8.40	162,250	$8.40

Options denominated in USD
$6.45 to 10.01	5.9	236,075	$8.47	236,075	$8.47
$11.56 to 22.52	5.9	2,168,850	19.88	172,900	17.69

	5.9	2,404,925	$18.76	408,975	$12.37

(ii)	Performance stock options:

As at December 31, 2006, there were 50,000 shares reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

9.	Stock-based compensation (continued):
(iii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2006, compensation expense related to stock options included in cost of sales and operating expenses was $2.7 million (2005 — $0.7 million) and $8.6 million (2005 — $2.8 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005

Risk-free interest rate	5%	4%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	40%	43%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (US$ per share)	$8.82	$6.51

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2006 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance
	Units	Units	Share Units

Outstanding at December 31, 2005	427,264	1,089,836	—
Granted	32,265	20,000	402,460
Granted in-lieu of dividends	6,170	17,242	6,629
Redeemed	(55,265)	(72,013)	—
Cancelled	—	(27,816)	(4,962)

Outstanding at September 30, 2006	410,434	1,027,249	404,127
Granted	1,531	—	—
Granted in-lieu of dividends	1,491	2,502	1,955
Redeemed	(94,710)	(503,735)	—
Cancelled	—	(7,259)	—

Outstanding at December 31, 2006	318,746	518,757	406,082

On March 3, 2006, the Company granted 402,460 performance share units. Performance share units are grants of notional common shares where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. The performance share units granted on March 3, 2006 will vest on December 31, 2008.

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2006 was $36.2 million compared with the recorded liability of $22.5 million. The difference between the fair value and the recorded liability of $13.7 million will be recognized over the weighted average remaining service period of approximately 1.6 years.

For the three months and year ended December 31, 2006, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $6.0 million (2005 — $6.1 million) and $22.6 million (2005 — $13.0 million), respectively. For the three months and year ended December 31, 2006, the compensation expense included $3.7 million (2005 — $3.5 million) and $12.2 million (2005 — $3.8 million), respectively, related to the effect of the increase in the Company’s share price. As at December 31, 2006, the Company’s share price was US$27.37 per share.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

10.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three months and year ended December 31, 2006 was $1.5 million (2005 — $1.5 million) and $7.2 million (2005 — $5.2 million), respectively.
11.	Supplemental cash flow information:
a)	Other cash payments related to operating activities:

Other cash payments related to operating activities for the three months and year ended December 31, 2006 were as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2006	2005	2006	2005

Stock-based compensation	$14,785	$10,187	$17,699	$10,587
Asset retirement obligations	—	3,330	4,854	5,035
Pension plan contributions	827	282	4,769	2,078

	$15,612	$13,799	$27,322	$17,700

b)	Changes in non-cash working capital related to operating activities:

The decrease (increase) in cash flows from operating activities related to changes in non-cash working capital for the three months and year ended December 31, 2006 were as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2006	2005	2006	2005

Decrease (increase) in non-cash working capital:
Receivables	$(47,654)	$(84,222)	$(69,865)	$(3,315)
Inventories	(81,123)	21,882	(104,662)	2,060
Prepaid expenses	(4,426)	3,481	(10,492)	2,925
Accounts payable and accrued liabilities	69,722	54,522	74,079	(3,779)

	(63,481)	(4,337)	(110,940)	(2,109)
Adjustments for items not having a cash effect	347	(3,270)	(8,597)	1,178

Changes in non-cash working capital having a cash effect	$(63,134)	$(7,607)	$(119,537)	$(931)

These changes relate to the following activities:
Operating	$(68,761)	$16,993	$(154,083)	$29,398
Investing [1]	5,627	(24,600)	34,546	(30,329)

Changes in non-cash working capital	$(63,134)	$(7,607)	$(119,537)	$(931)

[1]	For the year ended December 31, 2005, the Company was eligible for incentive tax credits related to the construction of the 840,000 tonne per year Chile IV methanol production facility. At December 31, 2005, these incentive tax credits were recorded as a reduction to property, plant and equipment and an increase to receivables. For the year ended December 31, 2006, changes in non-cash working capital related to investing activities include the receipt of incentive tax credits of $27.8 million related to the construction of Chile IV methanol production facility.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

12.	Derivative financial instruments:

As at December 31, 2006, the Company’s forward exchange contracts to purchase and sell foreign currency in exchange for US dollars were as follows:
a)	Forward exchange contracts:

	Average Exchange
	Notional Amount	Rate	Maturity

Forward exchange purchase contracts
New Zealand dollar	33 million	0.6655	2007

Forward exchange sales contracts
Euro	49 million	1.2794	2007
Chilean peso	15 billion	0.0019	2007

As at December 31, 2006, the carrying value of the forward exchange purchase and sales contracts was a liability of $0.2 million which approximates the fair value of these contracts.

b)	Interest rate swap contract:

The Company also has an interest rate swap contract recorded in other long-term liabilities with a carrying value of negative $1.0 million which approximates fair value.

c)	Natural gas purchase options:

During the fourth quarter of 2006, the Company entered into a methanol offtake agreement with a methanol producer in Canada for a three month period commencing January 1, 2007. The Company has the ability to extend the agreement for an additional three month period. The contract price includes a fixed facility fee and a variable fee indexed to natural gas prices.

The Company entered into natural gas purchase options for the initial term of the methanol offtake agreement to mitigate its exposure to an increase in natural gas prices above the strike prices in the option contracts. The Company believes these option contracts provide an economic hedge of its exposure to increases in natural gas prices, however, these arrangements do not meet the requirements for hedge accounting treatment under Canadian GAAP. Natural gas prices declined during the fourth quarter of 2006 and the fair value of the natural gas purchase options decreased by $4 million. This change in fair value was charged to earnings resulting in a decrease to interest and other income.
13.	Argentina export duty costs:

Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to $2.25 per mmbtu. Exports of natural gas from the province of Tierra del Fuego were exempt from this duty until late October 2006 when the government of Argentina extended this duty to include this province at the same rates applicable to the other provinces. As a result of this resolution, the increased duty on exports of natural gas applied to all of the natural gas feedstock that we source from Argentina, or approximately 60% of the total current gas supply to our plants in Chile. The total cost of the export duty to our gas suppliers on an annual basis has increased to approximately $200 million. While the Company has contractual protection against these export duties, the Company has been in discussions with our Argentinean gas suppliers regarding the impact of the increased export duty.

During the fourth quarter of 2006, the Company reached interim agreements with all of its natural gas suppliers from Argentina and subject to any force majeure situations, all of these natural gas suppliers are currently delivering full contract volumes. In principle, the Company has agreed to share the cost of duties based in part on prevailing methanol prices. The Company has gained some flexibility to take the natural gas depending on prevailing methanol market conditions and to the extent that these arrangements are not economic then the Company will not purchase the natural gas. Some of these arrangements will need to be renewed in the first quarter of 2007 and the Company is in discussions with its natural gas suppliers to reach longer term arrangements. During the fourth quarter, the Company accrued an additional $26 million to record the estimated cost of sharing of export duties for natural gas consumed in 2006. Approximately $8 million was charged to earnings during the fourth quarter of 2006 and the remaining amount is included in the cost of our inventory and will be charged to earnings when the inventory is sold.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

Methanex Corporation
Quarterly History (unaudited)

	2006	Q4	Q3	Q2	Q1	2005	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES
(thousands of tonnes)

Company produced	5,310	1,160	1,478	1,351	1,321	5,341	1,504	1,130	1,332	1,375
Purchased methanol	1,101	288	222	294	297	1,174	285	325	269	295
Commission sales[1]	584	134	176	133	141	537	158	75	158	146

	6,995	1,582	1,876	1,778	1,759	7,052	1,947	1,530	1,759	1,816

METHANOL PRODUCTION
(thousands of tonnes)

Chile	3,186	766	666	872	882	3,029	916	684	702	727
Titan, Trinidad	864	229	206	214	215	715	195	184	135	201
Atlas, Trinidad (63.1%)	1,057	268	264	273	253	895	251	157	252	235
New Zealand	404	111	71	118	104	343	—	120	103	120
Kitimat	—	—	—	—	—	376	34	102	120	120

	5,511	1,374	1,207	1,477	1,454	5,358	1,396	1,247	1,312	1,403

AVERAGE REALIZED METHANOL PRICE[2]
($/tonne)	328	460	305	279	283	254	256	240	256	262

($/gallon)	0.99	1.38	0.92	0.84	0.85	0.76	0.77	0.72	0.77	0.79

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$4.43	1.62	1.05	0.75	1.02	1.41	0.42	(0.19)	0.53	0.63
Diluted net income (loss)	$4.41	1.61	1.05	0.75	1.02	1.40	0.42	(0.19)	0.53	0.63

[1]	Commission sales volumes include the 36.9% of production from Atlas that we do not own.

[2]	Average realized price is calculated as revenue, excluding commissions earned, divided by the total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were also deducted from revenue when calculating average realized methanol price for presentation in the Management’s Discussion and Analysis. The presentation of average methanol price for prior periods has been restated.

METHANEX CORPORATION 2006 FOURTH QUARTER REPORT
QUARTERLY HISTORY	PAGE 24